SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces February 2010 Traffic Figures

São Paulo, March 5, 2010 – A GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, announces its preliminary traffic figures for February 2010.

Management Comments

In February 2010, demand on GOL’s route network grew by 46.9% over the same period last year (47.9% in the domestic market and 40.3% in the international market), pushed by economic growth in Brazil and Latin America and the expansion of GOL’s competitive advantages, especially its cost structure, exemplary service, dynamic fare management and the revitalization of the SMILES program. These factors also contributed to the 47.9% domestic demand growth.

The 46.9% upturn in demand was fueled by the improved economic scenario in Brazil and Latin America and the increase in GOL’s competitive advantages.

Thanks to fleet renewal and strong demand, aircraft utilization exceeded 12.5 block hours/day, above the 11 block hours/day recorded in February 2009. These two factors helped increase GOL’s cost advantages in its operational markets.

Another February highlight was the Company’s dynamic fare management, which fueled demand among Brazil’s emerging middle class by ensuring attractive prices for people booking their tickets in advance. At the same time, the share of business and high-income passengers moved up, thanks to the revitalization of SMILES, Latin America´s largest mileage program with more than 6.6 million participants and over 160 commercial partners, and high punctuality, regularity and safety levels.

In comparison with the previous month, demand fell by 11.9% given that January marks the peak of the high summer season. In addition, there were a smaller number of calendar days (31 in January and 28 in February – the daily average decline was only 6.6%) and Carnival. Although the latter holiday generates heavy air traffic, load factors are highest at the beginning and end of the period (February 13 and 17 this year), with demand falling off in between.

Operating Data	Feb 2010*	Feb 2009*	Chg. % (YoY)	January 2010*	%Chg. (YoY)
Total System
ASK (mm) (1)	3,467.6	2,932.8	18.2%	3,936.7	-11.9%
RPK (mm) (2)	2,523.1	1,718.0	46.9%	3,066.0	-17.7%
Load Factor (3)	72.8%	58.6%	+14.2pp	77.9%	-5.1pp

Domestic Market
ASK (mm) (1)	3,026.4	2,469.0	22.6%	3,443.2	-12.1%
RPK (mm) (2)	2,192.4	1,482.3	47.9%	2,662.3	-17.6%
Load Factor (3)	72.4%	60.0%	+12.4pp	77.3%	-4.9pp

International Market
ASK (mm) (1)	441.2	463.7	-4.9%	493.5	-10.6%
RPK (mm) (2)	330.6	235.7	40.3%	403.7	-18.1%
Load Factor (3)	74.9%	50.8%	+24.1pp	81.8%	-6.9pp

( * ) February 2010 – preliminary figures; February 2009 and January 2010 - figures from the National Civil Aviation Agency (Anac).

Demand on GOL´s international route network increased by 40.3% over February 2009, thanks to the following additional factors: (i) the appreciation of the Real against the Dollar; (ii) adjustments to the international route network, including frequencies; (iii) the launch of new routes between Brazil and the Caribbean, such as those to Aruba and Curaçao; and (iv) the more favorable macroeconomic scenario.

Demand on GOL´s international route network climbed by 40.3% year-on-year in February 2010.

As a result, the Company delivered a total load factor of 72.8% in February 2010 – 72.4% in the domestic market and 74.9% in the international market, the latter increase being 24.1 percentage points above the 50.8% recorded in February 2009, while the domestic ratio climbed by 12.4 p.p. over the 60.0% registered in the same month last year.

In accordance with the Company’s disciplined capacity growth strategy, while demand grew by 47.9% year-on-year, capacity only moved up by 22.6%, less than half the demand figure. This strategy was equally apparent in the international market, where the Company reduced its capacity by 4.9%, versus a 40.3% upturn in demand, improving the quality of the consolidated load factor.

Although supply increased by 22.6%, this was less than half demand growth in GOL´s route network in the same period.

Yields averaged around 19 cents (R$), very close to January’s ratio. The Company believes that current yield and load factor levels are in accordance with its future prospects and financial projections.

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.
(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.
(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

CONTACT:

Investor Relations
Leonardo Pereira – IR Director
Rodrigo Alves – Head of IR
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter : www.twitter.com/GOLInvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (U.S and Europe):
M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
Email: meaghan.smith@edelman.com or noelle.dean@edelman.com

About GOL Linhas Aéreas Inteligentes S.A

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 50 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels.  Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 05, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.